Exhibit 10.4

Outside Director Compensation

RESOLVED, that effective July 1, 2004, directors of the Corporation who are not employees of, or consultants to the Corporation or Bruckmann, Rosser, Sherrill & Co., Inc. or their respective affiliates, shall be compensated as follows:

(a) an annual stipend of $30,000

(b) a fee of $2,000 per meeting (other than a regular quarterly meeting of the Board or a Committee meeting held on the same day as a regular quarterly meeting of the Board) attended in person (with all meetings that occur on the same day being considered as one meeting); and

(b) a fee of $1,000 per meeting attended by telephone conference (with all meetings that occur on the same day being considered as one meeting); and

(c) an annual retainer of $5,000 for service as a committee chairman; and

(d) a one-time grant of options to purchase common stock of the Corporation in such amount and at such price as may be approved by the Board.